NO ACT

PE
10-14-10

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

10013736

November 1, 2010

Received SEC
NOV 0 1 2010
Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 11-1-10

Gary DeFazio
Associate General Counsel
Becton, Dickinson and Company
1 Becton Drive
Franklin Lakes, NJ 07417-1880

Re: Becton, Dickinson and Company
Incoming letter dated October 14, 2010

Dear Mr. DeFazio:

This is in response to your letter dated October 14, 2010 concerning the shareholder proposal submitted to BD by James W. Mackie. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: James W. Mackie

*** FISMA & OMB Memorandum M-07-16 ***

November 1, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Becton, Dickinson and Company
Incoming letter dated October 14, 2010

The proposal relates to political contributions.

There appears to be some basis for your view that BD may exclude the proposal under rule 14a-8(e)(2) because BD received it after the deadline for submitting proposals. We note in particular your representation that BD did not receive the proposal until after this deadline. Accordingly, we will not recommend enforcement action to the Commission if BD omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2).

We note that BD did not file its statement of objections to including the proposal in its proxy materials at least 80 calendar days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we grant BD's request that the 80-day requirement be waived.

Sincerely,

Carmen Moncada-Terry
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

1 Becton Drive
Franklin Lakes, NJ 07417-1880
tel: 201-847-6800
www.bd.com

BD
Helping all people
live healthy lives

October 14, 2010

Via E-Mail

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: Securities Exchange Act of 1934
Omission of Shareholder Proposal Submitted by James W. Mackie

Ladies and Gentlemen:

Becton, Dickinson and Company ("BD") has received the shareholder proposal attached as Exhibit A (the "Proposal") from James W. Mackie (the "Proponent") for inclusion in BD's proxy statement and form of proxy for its 2011 Annual Meeting of Shareholders (the "2011 Proxy Materials"). BD intends to omit the Proposal from its 2011 Proxy Materials pursuant to Rule 14a-8(e)(2) of the Exchange Act. We respectfully request the concurrence of the staff of the Division of Corporation Finance (the "Staff") that no enforcement action will be recommended if BD omits the Proposal from its 2011 Proxy Materials.

This letter is being submitted electronically pursuant to Staff Legal Bulletin No. 14D (Nov. 7, 2008). We are e-mailing this letter, including the Proposal attached as Exhibit A, to the Staff at shareholderproposals@sec.gov. By copy of such e-mail, BD notifies the Proponent of its intention to omit the Proposal from its 2011 Proxy Materials.

The Proposal

The resolution contained in the Proposal reads as follows:

"RESOLVED: The Corporation shall make no political contributions without the approval of the holders of at least 75% of its shares outstanding."

Basis for Exclusion

The Proposal May Be Excluded under Rule 14a-8(e)(2) Because BD Received It After the Deadline for Submitting Shareholder Proposals.

BD believes that the Proposal may properly be excluded from the 2011 Proxy Materials pursuant to Rule 14a-8(e)(2) because BD received the Proposal after the deadline for submitting shareholder proposals. The Proponent requests that the Proposal be included in "the proxy statement for the upcoming annual stockholder meeting". BD's next annual shareholders meeting is scheduled to be held on February 1, 2011. Under Rule 14a-8(e)(2), a proposal submitted with respect to a company's regularly scheduled annual meeting must be received by BD "not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting", unless "the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting," in which case a different deadline applies.

As stated above, BD's next annual shareholders meeting is scheduled for February 1, 2011. The date of BD's annual meeting has not been changed by more than 30 days from the date of BD's previous year's meeting, which was held on February 2, 2010. Therefore, under Rule 14a-8(e)(2), all shareholder proposals were required to be received by BD not less than 120 calendar days before the date of BD's proxy statement for its 2010 annual meeting, which was dated December 23, 2009. Pursuant to Rule 14a-8(e), the deadline for shareholder proposal submissions was disclosed in BD's proxy statement, which stated under the caption "Shareholder Proposals or Director Nominations for 2011 Annual Meeting" that shareholder proposals submitted for inclusion in BD's 2011 Proxy Materials must be received by BD no later than August 24, 2010.

The Proposal is dated September 25, 2010, and was received by mail by BD on October 5, 2010, which was after the August 24, 2010 deadline established under the terms of Rule 14a-8. Because the Proposal was received after the deadline for submitting proposals, the Proposal is properly excludable under Rule 14a-8(e)(2).

Conclusion

Based upon the foregoing, BD respectfully requests that the Staff confirm that it will take no action if BD excludes the Proposal from its 2011 Proxy Materials in reliance on Rule 14a-8(e)(2).

Under Rule 14a-8(j), if a company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. However, under this rule, the Staff has the discretion to permit a company to make its submission later than 80 days before the filing of the definitive proxy statement if the company demonstrates good cause for missing the deadline.

BD presently intends to file its definitive proxy materials with the Commission on or about December 22, 2010. The Proposal was received less than 80 days before the anticipated mailing date, and on such a date that made it impracticable for BD to prepare and file this submission earlier than the current date. If BD is required to wait 80 days from the date of this submission to file its definitive proxy statement, BD's shareholders would not have sufficient time in advance of the 2011 annual shareholders meeting to properly consider the proxy materials. The Staff has consistently granted relief from the 80-day requirement in identical situations. *See, e.g., Medco Health Solutions* (avail. Mar. 12, 2010). Therefore, BD respectfully requests that the Staff waive the 80-day requirement under Rule 14a-8(j) to permit BD to file its definitive proxy materials prior to the 80th day after the date of this submission.

If the Staff has any questions with respect to the foregoing, please contact me at (201) 847-5873 or Dean J. Paranicas at (201) 847-7102. I also may be reached by facsimile at (201) 847-5583 and would appreciate it if you would send your response to me by facsimile to that number.

Very truly yours,

Gary DeFazio

Gary DeFazio
Associate General Counsel

cc: James W. Mackie *** FISMA & OMB Memorandum M-07-16 ***
Dean J. Paranicas

James W. Mackie

EXHIBIT _ A

*** FISMA & OMB Memorandum M-07-16 ***

OCT - 5

September 25, 2010

Secretary
Becton Dickinson & Company
1 Becton Drive
Franklin Lakes, NJ 07415

Re: Resolution for Proxy Statement

Dear Secretary:

I am the owner of 350 shares of Becton Dickinson & Co common stock and request the inclusion of the following in the proxy statement for the upcoming annual stockholder meeting:

"Resolved: The Corporation shall make no political contributions without the approval of the holders of at least 75% of its shares outstanding."

There are five reasons for passage of this resolution:

1. The ability of large corporations to provide large amounts of funding for political candidates gives the corporation the ability to manage legislation that will provide them with legislated or regulatory benefits that place their smaller competitors at a disadvantage in the market place.
2. Endowment funds, insurance companies, mutual funds and pension funds currently hold the majority of all publicly traded shares and these shares are held for the benefit of many small investors. To have the large corporations utilize corporate funds to further the political goals of the executives is irresponsible fiduciary behavior that may be against the wishes of the individuals for whom they hold the shares.
3. We have recently seen the result of undue political influence that has reduced the oversight of regulatory agencies and created problems for stock holders and consumers in the worlds of finance, food, health care and petroleum. The political influence exerted by large corporations had a direct impact on these actions. Unless large corporations are prevented from make political contributions to elected officials, or their political parties, these practices will continue.
4. Legislative and regulatory bodies should be guided by all constituents, not just those who pay for their re-election or provide significant perks to individuals in those bodies. Large corporate political contributions can corrupt honest efforts to provide reasonable laws and regulations.
5. The increasing use by advocacy groups of 501(c)(4) non-profit corporations to escape disclosure of political contributions would allow publicly held corporations to make unlimited political contributions, but to do so without even informing their own shareholders.

Sincerely,

James W. Mackie

James W. Mackie

Cc: Securities and Exchange Commission

*** FISMA & OMB Memorandum M-07-16 ***

1 Becton Drive
Franklin Lakes, NJ 07417-1880
tel: 201-847-6800
www.bd.com

BD
Helping all people live healthy lives

October 14, 2010

Via E-Mail

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: Securities Exchange Act of 1934
Omission of Shareholder Proposal Submitted by James W. Mackie

Ladies and Gentlemen:

Becton, Dickinson and Company ("BD") has received the shareholder proposal attached as Exhibit A (the "Proposal") from James W. Mackie (the "Proponent") for inclusion in BD's proxy statement and form of proxy for its 2011 Annual Meeting of Shareholders (the "2011 Proxy Materials"). BD intends to omit the Proposal from its 2011 Proxy Materials pursuant to Rule 14a-8(e)(2) of the Exchange Act. We respectfully request the concurrence of the staff of the Division of Corporation Finance (the "Staff") that no enforcement action will be recommended if BD omits the Proposal from its 2011 Proxy Materials.

This letter is being submitted electronically pursuant to Staff Legal Bulletin No. 14D (Nov. 7, 2008). We are e-mailing this letter, including the Proposal attached as Exhibit A, to the Staff at shareholderproposals@sec.gov. By copy of such e-mail, BD notifies the Proponent of its intention to omit the Proposal from its 2011 Proxy Materials.

The Proposal

The resolution contained in the Proposal reads as follows:

"RESOLVED: The Corporation shall make no political contributions without the approval of the holders of at least 75% of its shares outstanding."

Basis for Exclusion

The Proposal May Be Excluded under Rule 14a-8(e)(2) Because BD Received It After the Deadline for Submitting Shareholder Proposals.

BD believes that the Proposal may properly be excluded from the 2011 Proxy Materials pursuant to Rule 14a-8(e)(2) because BD received the Proposal after the deadline for submitting shareholder proposals. The Proponent requests that the Proposal be included in "the proxy statement for the upcoming annual stockholder meeting". BD's next annual shareholders meeting is scheduled to be held on February 1, 2011. Under Rule 14a-8(e)(2), a proposal submitted with respect to a company's regularly scheduled annual meeting must be received by BD "not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting", unless "the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting," in which case a different deadline applies.

As stated above, BD's next annual shareholders meeting is scheduled for February 1, 2011. The date of BD's annual meeting has not been changed by more than 30 days from the date of BD's previous year's meeting, which was held on February 2, 2010. Therefore, under Rule 14a-8(e)(2), all shareholder proposals were required to be received by BD not less than 120 calendar days before the date of BD's proxy statement for its 2010 annual meeting, which was dated December 23, 2009. Pursuant to Rule 14a-8(e), the deadline for shareholder proposal submissions was disclosed in BD's proxy statement, which stated under the caption "Shareholder Proposals or Director Nominations for 2011 Annual Meeting" that shareholder proposals submitted for inclusion in BD's 2011 Proxy Materials must be received by BD no later than August 24, 2010.

The Proposal is dated September 25, 2010, and was received by mail by BD on October 5, 2010, which was after the August 24, 2010 deadline established under the terms of Rule 14a-8. Because the Proposal was received after the deadline for submitting proposals, the Proposal is properly excludable under Rule 14a-8(e)(2).

Conclusion

Based upon the foregoing, BD respectfully requests that the Staff confirm that it will take no action if BD excludes the Proposal from its 2011 Proxy Materials in reliance on Rule 14a-8(e)(2).

Under Rule 14a-8(j), if a company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. However, under this rule, the Staff has the discretion to permit a company to make its submission later than 80 days before the filing of the definitive proxy statement if the company demonstrates good cause for missing the deadline.

BD presently intends to file its definitive proxy materials with the Commission on or about December 22, 2010. The Proposal was received less than 80 days before the anticipated mailing date, and on such a date that made it impracticable for BD to prepare and file this submission earlier than the current date. If BD is required to wait 80 days from the date of this submission to file its definitive proxy statement, BD's shareholders would not have sufficient time in advance of the 2011 annual shareholders meeting to properly consider the proxy materials. The Staff has consistently granted relief from the 80-day requirement in identical situations. *See, e.g., Medco Health Solutions* (avail. Mar. 12, 2010). Therefore, BD respectfully requests that the Staff waive the 80-day requirement under Rule 14a-8(j) to permit BD to file its definitive proxy materials prior to the 80th day after the date of this submission.

If the Staff has any questions with respect to the foregoing, please contact me at (201) 847-5873 or Dean J. Paranicas at (201) 847-7102. I also may be reached by facsimile at (201) 847-5583 and would appreciate it if you would send your response to me by facsimile to that number.

Very truly yours,

Gary DeFazio
Associate General Counsel

cc: James W. Mackie *** FISMA & OMB Memorandum M-07-16 ***
Dean J. Paranicas

James W. Mackie

*** FISMA & OMB Memorandum M-07-16 ***

EXHIBIT _ A

OCT - 5

September 25, 2010

Secretary
Becton Dickinson & Company
1 Becton Drive
Franklin Lakes, NJ 07415

Re: Resolution for Proxy Statement

Dear Secretary:

I am the owner of 350 shares of Becton Dickinson & Co common stock and request the inclusion of the following in the proxy statement for the upcoming annual stockholder meeting:

"Resolved: The Corporation shall make no political contributions without the approval of the holders of at least 75% of its shares outstanding."

There are five reasons for passage of this resolution:

1. The ability of large corporations to provide large amounts of funding for political candidates gives the corporation the ability to manage legislation that will provide them with legislated or regulatory benefits that place their smaller competitors at a disadvantage in the market place.
2. Endowment funds, insurance companies, mutual funds and pension funds currently hold the majority of all publicly traded shares and these shares are held for the benefit of many small investors. To have the large corporations utilize corporate funds to further the political goals of the executives is irresponsible fiduciary behavior that may be against the wishes of the individuals for whom they hold the shares.
3. We have recently seen the result of undue political influence that has reduced the oversight of regulatory agencies and created problems for stock holders and consumers in the worlds of finance, food, health care and petroleum. The political influence exerted by large corporations had a direct impact on these actions. Unless large corporations are prevented from make political contributions to elected officials, or their political parties, these practices will continue.
4. Legislative and regulatory bodies should be guided by all constituents, not just those who pay for their re-election or provide significant perks to individuals in those bodies. Large corporate political contributions can corrupt honest efforts to provide reasonable laws and regulations.
5. The increasing use by advocacy groups of 501(c)(4) non-profit corporations to escape disclosure of political contributions would allow publicly held corporations to make unlimited political contributions, but to do so without even informing their own shareholders.

Sincerely,

James W. Mackie

James W. Mackie

Cc: Securities and Exchange Commission